UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

FORM 6-K

_____________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024

Commission File Number: 001-40816

_____________________

Argo Blockchain plc
(Translation of registrant’s name into English)
_____________________

Eastcastle House
27/28 Eastcastle Street
London W1W 8DH
England
(Address of principal executive office)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                  Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Baie Comeau and Helios Updates dated 07 November 2024

Press Release

7 November 2024

Argo Blockchain plc

("Argo" or "the Company")

Baie Comeau, High Performance Computing and Helios Updates

Argo Blockchain plc, a global leader in cryptocurrency mining (LSE: ARB; NASDAQ: ARBK), is pleased to provide the following update:

Baie-Comeau and High Performance Computing (HPC)

Argo has entered into a non-binding letter of intent ("LOI") with BE Global Development Limited ("BE"), a specialist in HPC solutions, to explore a significant expansion at the Company's owned and operated Baie-Comeau facility. This proposed expansion would involve deploying advanced HPC infrastructure, which would diversify Argo's capabilities beyond Bitcoin mining into high-performance computing, positioning the Company to serve broader computing applications in data processing, AI, and other computationally intensive tasks.

The potential HPC expansion reflects Argo's commitment to leveraging its infrastructure, driving innovation and exploring strategic growth opportunities in emerging computational markets. The HPC expansion will require the Company to incur capital expenditure at its Baie Comeau site, which is anticipated to be met by additional financing, certain aspects of which may be subject to shareholder approval. The Company will keep shareholders informed as due diligence and financing discussions progress.

Thomas Chippas, Argo's Chief Executive Officer, said: "We are pleased to explore new possibilities for our North American operations with BE. This potential move into high-performance computing underscores our strategic focus on diversifying Argo's capabilities and positioning the company at the forefront of innovative computational markets, reinforcing our commitment to sustained growth and technological leadership."

Helios

Despite ongoing discussions with Galaxy to renew the Company's current hosting agreement at Helios, the Company was informed yesterday by Galaxy that it did not intend to renew the contract beyond the current end date of 28 December 2024. Galaxy has today also announced a non-binding term sheet to host HPC at its Helios facility utilising the space and power currently dedicated to cryptoasset mining. The Company is considering its options for its mining fleet, which stands at 23,000 S19j Pros, hosted at the Helios facility.

This announcement contains inside information.

For further information please contact:

Argo Blockchain
Investor Relations	ir@argoblockchain.com
Tennyson Securities
Corporate Broker Peter Krens	+44 207 186 9030
Fortified Securities
Joint Broker Guy Wheatley, CFA	+44 7493 989014 guy.wheatley@fortifiedsecurities.com
Tancredi Intelligent Communication UK & Europe Media Relations	argoblock@tancredigroup.com

About Argo:

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With mining facilities in Quebec, mining operations in Texas, and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. For more information, visit www.argoblockchain.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 07 November, 2024	ARGO BLOCKCHAIN PLC By: /s/ Jim MacCallum Name: Jim MacCallum Title: Chief Financial Officer